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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of **September 2006**

Commission File Number: **0-51212**

Jet*Gold* corp.

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

1	News Release dated September 13, 2006
2	News Release dated September 19, 2006
3	News Release dated September 28, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

Date: September 29, 2006

Signed: *Robert L. Card*

Name: **Robert L. Card,**
Title: **President**

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD STARTS 'LOST' COAL EXPLORATION

SEPTEMBER 13, 2006 - Robert L. Card, President of Jet Gold Corp. ("Jet" or the "Company") is pleased to report the receipt of final permits and Coal Licenses from the provincial Ministry of Mines on August 30, 2006. The permits entitle Jet to begin development of the Naskeena coal deposit first highlighted in the 1914 report of G.F Monckton outlining the potential resources of the region. The Company has lodged a Reclamation Bond with the government to cover environmental reclamation of the claims in due course.

The Company has recently completed a full on ground field investigation and mapping. Old logging roads on the property have been traversed and old showings have been uncovered and recorded. In addition, minor trenching work has been completed according to the 1914 report. After September 15, 2006, the Company will commence a program involving full trenching and geophysical work to identify and trace coal beds to be followed by reverse circulation drilling to further define volume and grade of the coal resource. The Naskeena coal project was acquired on March 22, 2006 and is located near rail and sea transportation, only 27 miles by paved highway from Terrace, B.C. and 100 miles from the coal port at Prince Rupert, B.C.

The 1914 report indicates a potential resource of 200 million tonnes of high grade coal. Jet will aggressively pursue further work to accurately define the potential resource. The 1914 report is not 43-101 compliant and therefore the grade and volume of the resource is subject to confirmation by modern exploration and measurement parameters. The Company's geological consultants will be preparing a new report in compliance with 43-101 standards. More information will be released as exploration proceeds.

On behalf of the board of directors,
Jet Gold Corp.

 "*Robert L. Card*"

Robert L. Card, President

Investor Contact: A. Salman Jamal – Syndicated Capital Corp
604 694 1994 – Asj@syndicatedcc.co   www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD, HORIZON FUNK #1 TESTS 17 MILLION MCF/D ON AOF

VANCOUVER, CANADA – SEPTEMBER 19, 2006 – JET GOLD CORP. (TSXV:JAU), is pleased to report that tight hole status has been lifted from the Horizon Funk #1 Well at the Funk Prospect in Goliad County, Texas.

The Horizon Funk #1 Well was drilled to a total depth of 2,530 feet. Logs were completed indicating fifteen feet of pay extending from a depth of 2,018 feet to 2,033 feet as announced in the Company's news release of August 9, 2006. Subsequently, side wall core analysis was completed which determined the zone to be gas charged sands with no indication of water. On August 22, 2006, a four foot interval was perforated between 2,020 feet and 2,024 feet. The well came on immediately and unloaded all perforation fluids on an 8/64ths choke while flowing gas at a rate of 231 mcf per day together with pressure of 650 psi.

An independent four point flow test has been completed by Fesco Petroleum Engineers.   Shut in pressure was 845 psi. The flow test was conducted with stable well head pressure on choke sizes of 8/64ths, 9/64ths, 10/64ths and 12/64ths producing dry gas at flow rates of 306 mcf, 344 mcf, 464 mcf and 611 mcf respectively. There was no pressure draw down while flowing at all choke settings. The absolute open flow rate was calculated at approximately 17,000 MCF or 17 million cubic feet per day. Completion operations are continuing and tie in to sales is anticipated within approximately two weeks.

Horizon's President, Chris Wensley commented, "These results greatly exceeded our expectations for this well. We have much optimism in our ongoing drilling prospects at Funk and we are proceeding as quickly as possible with preparations to commence our next well at Funk." Edde Drilling is scheduled to move on site to drill the 6,000 foot Horizon Funk #2 Well within approximately 45 days.

Further study of the 3D data set over the Funk Prospect and surrounding lands has revealed several other nearby targets not situated on the Funk Property. Accordingly, the Company has acquired additional leases in the immediate vicinity, increasing the scope and size of the Funk Prospect.

Jet Gold has a 5.0% working interest in the Funk Prospect.

About the Funk Prospect

The Funk Prospect is located in the G. Barrera survey A-2 in Goliad County and consists of two tracts of land comprising 240 acres and 160 acres. The Funk Prospect is situated in the prolific Middle Yegua gas trend, a formation that has produced gas and condensate in the nearby Maetze Yegua, Perdido Creek and Jobar fields.

The Perdido Creek field is located one and a half miles northeast of the Funk Prospect. Perdido Creek hosts seven producing wells with cumulative production of approximately 3-4 Bcf and 80,000 bbl. of oil and condensate from the Yegua sands. The best well in Perdido Creek, the Vrazel #1 produced 1.8 BCF and 30,000 barrels of oil and condensate from a 90' sand covering 36 acres. These Yegua sands appear to be similar to that underlying the Funk prospect which hosts 2D defined Yegua sand bodies of 35 to 50 acres in aerial extent.

The Maetze Field, is located 3,500 feet to the southeast of the Funk lease. Total production from this field was approximately 5BCF.   The best well in this field, the Cron Dreier, drilled in the early 1950's blew out for over six months releasing up to 2 BCF of gas before being shut-in.

On behalf of the Board of Directors
JET GOLD CORP

"*Robert L. Card*"

Robert L. Card
President

Investor Contact: A. Salman Jamal – Syndicated Capital Corp
604 694 1994 – Asj@syndicatedcc.co   www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Jet Gold Corp
Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

Drill Importation into Myanmar Completed

September 28, 2006 - Jet Gold Corp ("Jet") (TSX V.JAU) and joint venture partner, **Leeward Capital Corp. ("Leeward")** (TSX V.LWC), are pleased to announce the long-delayed importation of diamond drilling equipment into Myanmar has been completed. The equipment is currently at the North Dagon Storage facility where it will be inspected and repaired as necessary prior to being mobilized to the Set Ga Done gold property in northern Shan State. Jet and Leeward have been informed by Quad Energy SA, the operator, that drilling operations are planned for January 2007, after the end of monsoon season and road construction has been completed.

Artisanal workings indicate that the gold deposit at Set Ga Done exceeds 600 m in length. Local miners report that mineralization persists to at least 50 m in depth. However, its width, depth, grade, and exact structural orientation are all unknown. The zone contains enough gold to have kept the local miners active for several years.

Two previous attempts at drilling with a Winkie drill failed, but one hole encountered 9.80 g/t gold over 4.77 m (true width of 2.3 to 3.6 m, depending on the assumed value of dip). Diamond drilling in 2004 intersected 14 m of mineralization, but do to the poor recoveries, the assay data was unusable. Character samples taken along this zone returned maximum values of 10 to 16 g/t, but give no indication of representative grades over minable widths. Visible gold is sometimes present. Mineralization occurs in a shear zone in andesite, accompanied by quartz, pyrite, bleaching and occasional epidote. The mineralization is most likely deep epithermal or mesothermal in origin.

It is hoped that the new drilling equipment will allow a successful testing of the gold mineralization present at Set Ga Done.

Quad Energy SA can earn up to 51% of the Joint Venture by spending US$700,000 on exploration and development prior to January 2008. Jet and Leeward currently hold a 75% interest in the property, with the Government of Myanmar holding the remainder.

On behalf of the board of directors,
JET GOLD CORP.

"Robert L. Card"

Robert L. Card
President

Investor Contact: A. Salman Jamal – Syndicated Capital Corp
604 694 1994 – Asj@syndicatedcc.co   www.syndicatedcc.com

No Canadian stock exchange has approved or disapproved the contents of this release